Issuer Free Writing Prospectus, dated April 27, 2015
Filed Pursuant to Rule 433 of the Securities Act of 1933
Relating to Preliminary Prospectus Supplement dated March 26, 2015
Registration Statement File No. 333-203016

Pricing Term Sheet

Preferred Shares
including in the form of American Depositary Shares (“ADSs”)

Issuer	Telefônica Brasil S.A.

Symbols	VIV (NYSE) / VIVT4 (BM&FBOVESPA)

ADSs / Preferred Shares Offered	29,591,758 ADSs and 50,087,816 preferred shares (excluding the option to purchase up to 6,282,660 additional preferred shares, which may be in the form of ADSs)

Price to the Public Per ADS and Per Preferred Share	US$16.08 per ADS and R$47.00 per preferred share

Net Proceeds to the Issuer from the Global Offering

US$5.376 billion (translated at the exchange rate of R$2.9236 to US$1.00 reported by the Central Bank of Brazil on April 27, 2015) (excluding the option to purchase up to 6,282,660 additional preferred shares, which may be in the form of ADSs)

Pricing Date	April 27, 2015

Closing Date	May 4, 2015 (T+4)

Delivery of the preferred shares (including in the form of ADSs) is expected to be made to purchasers on or about May 4, 2015, which will be the fourth business day following the date of pricing (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade preferred shares (including in the form of ADSs) prior to the delivery of the preferred shares (including in the form of ADSs) will be required, by virtue of the fact that preferred shares (including in the form of ADSs) initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the preferred shares (including in the form of ADSs) who wish to trade the preferred shares (including in the form of ADSs) prior to their date of delivery hereunder should consult their advisors.

The international offering is being made pursuant to an effective shelf registration statement. A preliminary prospectus supplement with further information about the proposed offering has been filed with the U.S. Securities and Exchange Commission (“SEC”). Before you invest, you should read the preliminary prospectus supplement and other documents that the Issuer has filed with the SEC for more complete information about the Issuer and the international offering. You may access these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer will arrange to send you the preliminary prospectus supplement and accompanying base prospectus if you request them by calling +55 11 3430-3687.

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